

Christine Sippl

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Santa Cruz, California · 2 connections · **Contact info**

 **Encompass Commu**
Services

 **University of Califor**
Angeles

Experience

 **Sr. Director for Impact and Partnerships**
Encompass Community Services
Jan 2015 – Present · 5 yrs 6 mos
Santa Cruz County, California, USA

Education

 **University of California, Los Angeles**
Master of Public Health - MPH, International Public Health
1982 – 1984

 **University of California, Berkeley**
BS, Conservation and Resource Studies - Public Health and Food Resources
1976 – 1981

Interests

 

 **Encompass Community Services**
500 followers

 **University of California, Berkele**
671,852 followers

 **University of California, Los Ange...**
678,062 followers